Exhibit 99.1

Vipshop Reports Unaudited Third Quarter 2020 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on November 13, 2020

Guangzhou, China, November 13, 2020 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the third quarter ended September 30, 2020.

Third Quarter 2020 Highlights

•	Total net revenue for the third quarter of 2020 increased by 18.2% year over year to RMB23.2 billion (US$3.4 billion) from RMB19.6 billion in the prior year period.

•	GMV[1] for the third quarter of 2020 increased by 21% year over year to RMB38.3 billion from RMB31.7 billion in the prior year period.

•	Gross profit for the third quarter of 2020 increased by 15.3% year over year to RMB4.9 billion (US$718.9 million) from RMB4.2 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the third quarter of 2020 increased by 42.1% year over year to RMB1.2 billion (US$183.3 million) from RMB875.5 million in the prior year period.

•

Non-GAAP net income attributable to Vipshop’s shareholders[2] for the third quarter of 2020 increased by 15.2% year over year to RMB1.4 billion (US$204.1 million) from RMB1.2 billion in the prior year period.

•	The number of active customers[3] for the third quarter of 2020 increased by 36% year over year to 43.4 million from 32.0 million in the prior year period.

•	Total orders[4] for the third quarter of 2020 increased by 35% year over year to 172.8 million from 127.6 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, offline stores, and Shan Shan Outlets during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores and Vipmaxx offline stores, as well as Shan Shan Outlets that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions, (iii) tax effect of amortization of intangible assets resulting from business acquisitions, (iv) investment gain and revaluation of investments excluding dividends, (v) tax effect of investment gain and revaluation of investments excluding dividends, and (vi) share of loss in investment of limited partnerships that are accounted for as equity method investees.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “We finished the third quarter of 2020 with robust financial and operational results. During the quarter, our number of active customers increased by 36% year over year to 43.4 million from 32.0 million in the prior year period. Importantly, both our existing and new customers have shown improved next-month retention as compared to the same period last year. We are glad that customers recognize the value of our differentiated offerings, particularly in our core apparel-related categories. We are confident the positive trends in customer acquisition and retention will continue to drive our growth and profitability going forward. Looking ahead, we remain focused on providing value to our customers, offering superior customer experience and carefully procured assortments at a deep discount, further enabling us to gain share in China’s discount retail market.”

Mr. Donghao Yang, Chief Financial Officer of Vipshop, further commented, “In the third quarter of 2020, we delivered strong topline growth coupled with solid profitability, driven by the strong performance in new customer acquisition and existing customer retention. Our total GMV for the quarter increased by 21% year over year to 38.3 billion from 31.7 billion in the prior year period, and GMV for our core apparel-related categories grew even faster at 29% year over year. Going forward, we will continue to focus on improving our merchandising capability and offering a differentiated shopping experience as compared to marketplace platforms, delivering solid shareholder return over time.”

Third Quarter 2020 Financial Results

REVENUE

Total net revenue for the third quarter of 2020 increased by 18.2% year over year to RMB23.2 billion (US$3.4 billion) from RMB19.6 billion in the prior year period, primarily driven by the growth in the number of total active customers.

GROSS PROFIT

Gross profit for the third quarter of 2020 increased by 15.3% year over year to RMB4.9 billion (US$718.9 million) from RMB4.2 billion in the prior year period. Gross margin for the third quarter of 2020 was 21.1%, as compared with 21.6% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the third quarter of 2020 were RMB3.9 billion (US$576.3 million), as compared with RMB3.4 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the third quarter of 2020 decreased to 16.9% from 17.3% in the prior year period.

•

Fulfillment expenses for the third quarter of 2020 were RMB1.6 billion (US$238.5 million), as compared with RMB1.6 billion in the prior year period. As a percentage of total net revenue, fulfillment expenses for the third quarter of 2020 decreased to 7.0% from 8.1% in the prior year period, primarily attributable to the change in fulfillment logistic arrangement.

•

Marketing expenses for the third quarter of 2020 were RMB1.1 billion (US$167.8 million), as compared with RMB721.3 million in the prior year period. As a percentage of total net revenue, marketing expenses for the third quarter of 2020 were 4.9%, as compared with 3.7% in the prior year period, primarily attributable to increased investment into customer acquisition.

•

Technology and content expenses for the third quarter of 2020 decreased to RMB305.1 million (US$44.9 million) from RMB400.7 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the third quarter of 2020 decreased to 1.3% from 2.0% in the prior year period.

•

General and administrative expenses for the third quarter of 2020 were RMB848.6 million (US$125.0 million), as compared with RMB681.6 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the third quarter of 2020 were 3.7%, as compared with 3.5% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the third quarter of 2020 increased by 6.7% year over year to RMB1.2 billion (US$183.8 million) from RMB1.2 billion in the prior year period. Operating margin for the third quarter of 2020 was 5.4%, as compared with 6.0% in the prior year period.

Non-GAAP income from operations5 for the third quarter of 2020, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, increased by 8.0% year over year to RMB1.5 billion (US$218.9 million) from RMB1.4 billion in the prior year period. Non-GAAP operating income margin6 for the third quarter of 2020 was 6.4%, as compared with 7.0% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the third quarter of 2020 increased by 42.1% year over year to RMB1.2 billion (US$183.3 million) from RMB875.5 million in the prior year period. Net margin attributable to Vipshop’s shareholders for the third quarter of 2020 increased to 5.4% from 4.5% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the third quarter of 2020 increased to RMB1.80 (US$0.27) from RMB1.30 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the third quarter of 2020, which excluded (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions, (iii) tax effect of amortization of intangible assets resulting from business acquisitions, (iv) investment gain and revaluation of investments excluding dividends, (v) tax effect of investment gain and revaluation of investments excluding dividends, and (vi) share of loss in investment of limited partnerships that are accounted for as equity method investees, increased by 15.2% year over year to RMB1.4 billion (US$204.1 million) from RMB1.2 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the third quarter of 2020 was 6.0%, as compared with 6.1% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the third quarter of 2020 increased to RMB2.01 (US$0.30) from RMB1.78 in the prior year period.

[5]

Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

[6]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended September 30, 2020, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 690,834,625.

BALANCE SHEET AND CASH FLOW

As of September 30, 2020, the Company had cash and cash equivalents and restricted cash of RMB9.6 billion (US$1.4 billion) and short term investments of RMB4.9 billion (US$728.7 million).

For the quarter ended September 30, 2020, net cash from operating activities was RMB1.2 billion (US$177.1 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended
	Sep 30, 2019 RMB’000	Sep 30, 2020 RMB’000	Sep 30, 2020 US$’000
Net cash from operating activities	2,067,480	1,202,504	177,110
Add: Net impact from Internet financing activities[11]	(1,837,974)	(178,412)	(26,277)
Less: Capital expenditures	(1,094,668)	(627,434)	(92,411)

Free cash (outflow) / inflow	(865,162)	396,658	58,422

	Sep 30, 2019 RMB’000	Sep 30, 2020 RMB’000	Sep 30, 2020 US$’000
Net cash from operating activities	12,053,995	10,684,651	1,573,679
Add: Net impact from Internet financing activities[11]	(3,239,772)	(2,367,857)	(348,748)
Less: Capital expenditures	(4,040,032)	(2,907,965)	(428,297)

Free cash inflow	4,774,191	5,408,829	796,634

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from (used in) operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets.

[11]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Recent Development

Mr. David Cui will succeed Mr. Donghao Yang as the Company’s new Chief Financial Officer, effective today, and Mr. Donghao Yang has joined the Company’s Board of Directors as a Non-Executive Director.

Internal Review

In May 2020, the Hong Kong Independent Commission Against Corruption (the “ICAC”) charged two individuals with commercial bribery offences in connection with alleged conduct dating back to the period from 2013 to 2016. The two individuals were associated with entities that had business dealings with the Company during the referenced period. Although neither the Company nor any employee of the Company is a party to the case or has been accused of any wrongdoing, the Company is aware of media reports mentioning the Company in connection with this case.

In an abundance of caution, the Company conducted an internal review under the oversight of the Company’s independent Audit Committee of the Board of Directors. The internal review within the agreed scope was recently completed and did not uncover material findings. However, certain areas for improvement were identified with respect to our procurement process. In the spirit of continuous improvement, we have implemented certain changes to enhance the processes in this area.

The Company will continue to monitor the development of the ICAC case, but cannot predict its timing, outcome, or consequence, including impact on the Company, if any.

Business Outlook

For the fourth quarter of 2020, the Company expects its total net revenue to be between RMB33.7 billion and RMB35.2 billion, representing a year-over-year growth rate of approximately 15% to 20%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.7896 to US$1.00, the effective noon buying rate on September 30, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2020, or at any other rate.

Conference Call Information

The Company will hold a conference call on Friday, November 13, 2020 at 7:30 am Eastern Time or 8:30 pm Beijing Time to discuss its financial results and operating performance for the third quarter of 2020.

All participants wishing to join the conference call must pre-register online using the link provided below. Once pre-registration has been complete, participants will receive dial-in numbers, a passcode, and a unique registrant ID. To join the conference, simply dial the number in the calendar invite you receive after pre-registration, enter the passcode followed by your PIN, and you will join the conference instantly.

Conference ID	#5476014
Registration Link	http://apac.directeventreg.com/registration/event/5476014

The replay will be accessible through November 21, 2020 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#5476014

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from business acquisitions, (iii) tax effect of amortization of intangible assets resulting from business acquisitions, (iv) investment gain and revaluation of investments excluding dividends, (v) tax effect of investment gain and revaluation of investments excluding dividends, and (vi) share of loss in investment of limited partnerships that are accounted for as equity method investees. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) amortization of intangible assets resulting from business acquisitions, (c) investment gain and revaluation of investments excluding dividends, and (d) share of loss in investment of limited partnerships that are accounted for as equity method investees add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) amortization of intangible assets resulting from business acquisitions, (3) investment gain and revaluation of investments excluding dividends, and (4) share of loss in investment of limited partnerships that are accounted for as equity method investees. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Jessie Fan

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB’000	RMB’000	USD’000
Product revenues	18,477,421	22,161,443	3,264,028
Other revenues (1)	1,135,559	1,018,583	150,021

Total net revenues	19,612,980	23,180,026	3,414,049

Cost of revenues	(15,378,956)	(18,299,063)	(2,695,161)

Gross profit	4,234,024	4,880,963	718,888

Operating expenses:
Fulfillment expenses (2)	(1,579,981)	(1,619,487)	(238,525)
Marketing expenses	(721,334)	(1,139,484)	(167,828)
Technology and content expenses	(400,677)	(305,106)	(44,937)
General and administrative expenses	(681,568)	(848,594)	(124,984)

Total operating expenses	(3,383,560)	(3,912,671)	(576,274)

Other operating income	318,943	279,820	41,213

Income from operations	1,169,407	1,248,112	183,827
Investment gain and revaluation of investments	(31,636)	186,596	27,483
Impairment loss of investments	(83,616)	0	0
Interest expense	(27,087)	(4,623)	(681)
Interest income	34,448	112,286	16,538
Foreign exchange gain (loss)	44,938	(96,558)	(14,221)

Income before income tax expense and share of (loss) gain of equity method investees	1,106,454	1,445,813	212,946
Income tax expenses	(212,463)	(247,757)	(36,491)
Share of (loss) gain of equity method investees	(12,393)	53,598	7,894

Net income	881,598	1,251,654	184,349
Net gain attributable to non-controlling interests	(6,124)	(7,255)	(1,069)

Net income attributable to Vipshop’s shareholders	875,474	1,244,399	183,280
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	133,689,150	135,372,361	135,372,361
—Diluted	135,057,876	138,166,925	138,166,925
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	6.55	9.19	1.35
Net income attributable to Vipshop’s shareholders—Diluted	6.48	9.01	1.33
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	1.31	1.84	0.27
Net income attributable to Vipshop’s shareholders—Diluted	1.30	1.80	0.27

(1)

Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, inventory and warehouse management services to certain suppliers, and lease income earned from the Shan Shan Outlets.

(2)

Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.0 billion and RMB 1.1 billion in the three month periods ended September 30, 2019 and September 30, 2020, respectively.

(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	31,676	24,341	3,585
Marketing expenses	11,500	4,405	649
Technology and content expenses	61,780	42,033	6,191
General and administrative expenses	101,693	161,502	23,787

Total	206,649	232,281	34,212

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2019	September 30, 2020	September 30, 2020
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	6,573,808	8,883,746	1,308,434
Restricted cash	1,145,477	710,755	104,683
Short term investments	3,052,726	4,947,339	728,664
Accounts receivable, net	1,295,766	485,151	71,455
Amounts due from related parties	47,964	310,997	45,805
Other receivables and prepayments, net	2,897,893	2,279,640	335,755
Loan receivables, net	306,115	53,765	7,919
Inventories	7,708,292	6,420,009	945,565

Total current assets	23,028,041	24,091,402	3,548,280

NON-CURRENT ASSETS
Property and equipment, net	11,256,810	13,461,309	1,982,637
Deposits for property and equipment	101,800	97,979	14,431
Land use rights, net	5,541,108	5,961,786	878,076
Intangible assets, net	337,310	354,120	52,156
Investment in equity method investees	3,112,952	1,845,822	271,860
Other investments	2,002,756	3,023,241	445,275
Other long-term assets	608,073	430,753	63,443
Amounts due from related party-non current	102,000	0	0
Goodwill	236,711	593,662	87,437
Deferred tax assets, net	539,561	630,401	92,848
Operating lease right-of-use assets	1,715,556	1,750,486	257,819

Total non-current assets	25,554,637	28,149,559	4,145,982

TOTAL ASSETS	48,582,678	52,240,961	7,694,262

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,093,645	2,035,078	299,735
Accounts payable	13,792,200	11,421,579	1,682,217
Advance from customers	1,233,165	1,460,246	215,071
Accrued expenses and other current liabilities	6,534,575	6,422,737	945,967
Amounts due to related parties	532,788	416,184	61,297
Deferred income	405,994	334,557	49,275
Operating lease liabilities	333,268	287,160	42,294

Total current liabilities	23,925,635	22,377,541	3,295,856

NON-CURRENT LIABILITIES
Long term loans	64,515	197,858	29,141
Deferred tax liability	165,098	421,873	62,135
Deferred income-non current	782,068	1,010,699	148,860
Operating lease liabilities	1,395,665	1,525,825	224,730
Other long term liabilities	0	57,444	8,461

Total non-current liabilities	2,407,346	3,213,699	473,327

TOTAL LIABILITIES	26,332,981	25,591,240	3,769,183

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 117,584,362 and 118,954,373 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	76	77	11
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of December 31, 2019 and September 30, 2020, respectively)	11	11	2
Additional paid-in capital	9,959,497	10,658,423	1,569,816
Retained earnings	11,924,228	15,299,602	2,253,388
Accumulated other comprehensive loss	(56,656)	(41,364)	(6,093)
Non-controlling interests	422,541	732,972	107,955

Total shareholders’ equity	22,249,697	26,649,721	3,925,079

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	48,582,678	52,240,961	7,694,262

	—	0	0

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB’000	RMB’000	USD’000
Income from operations	1,169,407	1,248,112	183,827
Share-based compensation expenses	206,649	232,281	34,212
Amortization of intangible assets resulting from business acquisitions	318	5,896	868

Non-GAAP income from operations	1,376,374	1,486,289	218,907

Net income	881,598	1,251,654	184,349
Share-based compensation expenses	206,649	232,281	34,212
Impairment loss in investments	83,616	0	0
Investment gain and revaluation of investments excluding dividends	20,895	(84,961)	(12,513)
Share of loss (gain) in investment of limited partnerships that are accounted for as an equity method investee	33,562	(4,747)	(699)
Tax effect of investment gain and revaluation of investments excluding dividends	(17,516)	(5,810)	(856)
Amortization of intangible assets resulting from business acquisitions	318	5,896	868
Tax effect of amortization of intangible assets resulting from business acquisitions	(79)	(1,474)	(217)

Non-GAAP net income	1,209,043	1,392,839	205,144

Net income attributable to Vipshop’s shareholders	875,474	1,244,399	183,280
Share-based compensation expenses	206,649	232,281	34,212
Impairment loss in investments	83,616	0	0
Investment gain and revaluation of investments excluding dividends	20,895	(84,961)	(12,513)
Share of loss (gain) in investment of limited partnerships that are accounted for as an equity method investee	33,562	(4,747)	(699)
Tax effect of investment gain and revaluation of investments excluding dividends	(17,516)	(5,810)	(856)
Amortization of intangible assets resulting from business acquisitions	308	5,896	868
Tax effect of amortization of intangible assets resulting from business acquisitions	(77)	(1,474)	(217)

Non-GAAP net income attributable to Vipshop’s shareholders	1,202,911	1,385,584	204,075

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	133,689,150	135,372,361	135,372,361
—Diluted	135,057,876	138,166,925	138,166,925
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	9.00	10.24	1.51
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	8.91	10.03	1.48
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	1.80	2.05	0.30
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	1.78	2.01	0.30